PEACHTREE ALTERNATIVE STRATEGIES FUND

Institutional Shares

Supplement dated April 14, 2023 to the Prospectus,

dated August 29, 2022

This Supplement provides new and additional information beyond that in, and should be read in conjunction with, the Fund’s Prospectus.

The changes described below to the Fund’s Prospectus are effective immediately.

In the subsection entitled “Repurchases of Institutional Shares” within the section entitled “Repurchases of Institutional Shares” on page 28 of the Prospectus, the seventh and eighth paragraphs are deleted in their entirety and replaced with the following:

As of April 14, 2023, the Fund will no longer issue promissory notes to shareholders that tender Institutional Shares that are accepted for purchase. Each shareholder whose Institutional Shares have been accepted for purchase by the Fund in a repurchase offer will be paid cash in an amount equal to at least 95% of the unaudited NAV of such shareholder’s repurchased Institutional Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, payment for a partial repurchase of a shareholder’s Institutional Shares will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Funds in order to fund the repurchase. In the case of a full repurchase of a shareholder’s Institutional Shares, an initial payment (the “Initial Payment”) will be made in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Valuation Date. Unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, the Initial Payment will be made within the later of: (1) 35 days after the Valuation Date; or (2) 10 Business Days after the Fund has received 95% of the aggregate amount requested to be withdrawn by the Fund from Portfolio Fund(s) in order to fund the repurchase. In the case of a full repurchase of a shareholder’s Shares, a second and final payment (the “Final Payment”) for the balance (which will not be credited for interest) will be made in an amount equal to the excess, if any, of (1) the value of the repurchased Institutional Shares, determined as of the Valuation Date, over (2) the Initial Payment. Unless the existence of changes in tax or other laws or regulations, delays in withdrawal proceeds from Portfolio Funds, or unusual market conditions result in a delay, the Final Payment will be made within 60 days of the completion of the next annual audit of the Institutional Shares by the Fund’s independent registered public accountant.

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For more information, or to obtain a copy of the Fund’s Prospectus free of charge, please contact (800) 657-3812.

This Supplement and the Fund’s Prospectus provide relevant information for all shareholders and should be retained for future reference.